

SECUR 07002646 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BULLARO SECURITIES, CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25-19 Steinway Street
(No. and Street)

Astoria, NY 11103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Bullaro 718-204-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ballo & Co
(Name – *if individual, state last, first, middle name*)

67 Hudson Street, New York, NY 10013
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANGELITO A. BALLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BULLARO SECURITIES, CORP., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STATE OF NEW YORK
COUNTY OF QUEENS

Signature

Partner

Title

Notary Public

THOMAS BULLARO
Notary Public, State of New York
No. 01BU5516500
Qualified in Queens County
Commission Expires July 31, 2010

SWORN TO BEFORE ME THIS 23 DAY OF Feb 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BULLARO SECURITIES, CORP.
S.E.C. I.D. NO. 8-43400

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

CONFIDENTIAL DOCUMENT

Filed Pursuant to Rule 17a-5(e) (3)
Under the Securities Exchange Act of 1934
As a CONFIDENTIAL DOCUMENT

BULLARO SECURITIES, CORP.
FINANCIAL STATEMENTS AND SCHEDULES

TABLE OF CONTENTS

Ballo & Co.
Certified Public Accountants
67 Hudson Street
New York, NY 10013

Tel no. (212) 406 1640
Fax no. (212) 267 4772

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Bullaro
Securities, Corp.

We have audited the accompanying statement of financial condition of Bullaro Securities, Corp., as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bullaro Securities, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of computation of minimum capital requirement and computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ballo & Co.

New York, NY
February 23, 2007

Bullaro Securities, Corp.
Statement of Financial Condition
As of December 31, 2006

Assets		
Current assets		
Cash and cash equivalents	$	3,996
Due from clearance accounts		35,270,442
Other securities		36,304,827
Total current assets		71,579,265
Total assets	$	71,579,265
Liabilities and owner's equity		
Current liabilities		
Accounts payable	$	3,500
Securities borrowing		68,519,186
Total current liabilities		68,522,686
Other liabilities		
Due to trader		1,696,242
Total liabilities		70,218,928
Owner's equity		
Common stock		250,000
Paid in capital		319,536
Retained earnings		790,801
Total owner's equity		1,360,337
Total liabilities and owner's equity	$	71,579,265

See Auditor's Report and Notes to Financial Statements

Bullaro Securities, Corp.
Statement of Income (Loss) and Changes in Retained Earnings
For the Year Ended December 31, 2006

Income	
Gain (loss) from trading account	$ 2,362,460
Total income	2,362,460
Expenses	
Salary and fringes	27,558
Clearing charges	538,921
Exhange fees	307,797
Commission and traders fees	1,437,677
Telephone	3,145
Supplies	1,141
Dues and fees	2,119
Taxes	455
Legal and accounting	2,500
Postage and deliveries	212
Interest expense	46,032
Technology fees	1,819
Insurance	2,363
Other	360
Total expenses	2,372,099
Net income (loss)	(9,639)
Retained earnings, beginning	800,440
Retained earnings, ending	$ 790,801

See Auditor's Report and Notes to Financial Statements

Bullaro Securities, Corp.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2006	100	$250,000	$ 319,536	$800,440	$1,369,976
Net earnings (loss)	0	0	0	(9,639)	(9,639)
Balance, December 31, 2006	100	$250,000	$ 319,536	$790,801	$1,360,337

See Auditor's Report and Notes to Financial Statements

Bullaro Securities, Corp.
Statement of Cash Flows
As of December 31, 2006

Cash flows from operating activities		
Net proceed from sales/purchases of securities and inventory	$	44,574
Cash paid to employees and vendors		(40,772)
Net cash provided by (used in) operating activities		3,802
Cash flows from investing activities		0
Cash flows from financing activities		0
Net increase (decrease) in cash		3,802
Cash, beginning		194
Cash, ending	$	3,996

Reconciliation of net income to net cash provided by (used in) operating activities		
Net income (loss)	$	(9,639)
Adjustment to reconcile net income to net cash provided by (used in) operating activities		
(Increase) decrease in due from clearance		(11,919,711)
(Increase) decrease in stock position		(13,880,759)
Increase (decrease) in accounts payable		900
Increase (decrease) in securities borrowings		26,197,567
Increase (decrease) in due to officer/trader		(384,556)
Net cash provided by (used in) operating activities	$	3,802

See Auditor's Report and Notes to Financial Statements

BULLARO SECURITIES, CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

Nature of operations - Bullaro Securities, Corp. (the Company) was incorporated on January 2, 1991 under the laws of the State of New York for the purpose of doing business as a Securities Broker-Dealer. The Company is registered with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) to serve as a broker for U.S. Government and corporate securities. The Company derives the majority of its revenue through securities commissions and proprietary trading profits. The Company clears all of its securities transactions with and for customers on a fully disclosed basis through a clearing arrangement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Cash equivalents - Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Concentration of credit risk - The Company maintains its cash at various financial institutions. The cash balances at these institutions do not exceed the available Federal Deposit Insurance Corporation (FDIC) as of December 31, 2006.

Marketable securities - Securities owned are valued at quoted market prices. The unrealized gain or loss resulting from the difference between cost and market is included in income.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company's Net Capital requirement is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), as defined, which requires the maintenance of minimum net capital of $100,000. As of December 31, 2006, the Company had net capital of $829,178, which was $715,862 in excess of its $113,316 requirement.

Bullaro Securities, Corp.
Supplemental Information
For the Year Ended December 31, 2006

Computation of Net Capital

Net worth, December 31, 2006	$	1,360,337
Less: Bonds		-
Haircuts		531,159
Options		-
Net capital, December 31, 2006	$	829,178
Minimum required net capital	$	113,316

Bullaro Securities, Corp.
Supplemental Information
For the Year Ended December 31, 2006

Reconciliation of the Audited Computation of Net
Capital and the Broker-Dealer's Unaudited Computation

No material differences existed between the two computations

Supplemental Report Describing Any Material Inadequacies

No material inadequacies have been found to exist.

Records Availability

The Statement of Financial Condition as of December 31, 2006 of Bullaro Securities, Corp. is available for examination at the office of the corporation (25-19 Steinway Street Astoria, NY 11103) and at the regional office of the Commission (33 Whitehall Street, New York, NY 10004)

Ballo & Co.
Certified Public Accountants
67 Hudson Street
New York, NY 10013

Tel no. (212) 406 1640
Fax no. (212) 267 4772

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-15

To the Stockholders of Bullaro
Securities, Corp.

In planning and performing our audit of the financial statements of Bullaro Securities, Corp. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies on which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Ballo & Co

New York, NY
February 23, 2007

END